Exhibit 99.1

Auna Announces 1Q24 Financial Results

Revenue increases 20% YoY to S/1,076 million, with operating profit increasing 26% to S/182 million

Adjusted EBITDA margin of 20.4% in Peruvian operations

Luxembourg, May 22, 2024 – Auna (NYSE: AUNA) (“Auna” or the “Company”), one of the largest and most recognized company in Latin America’s healthcare industry with operations in Mexico, Colombia and Peru, today announced unaudited financial results for the three months ended March 31, 2024 (“first quarter 2024” or “1Q24”).

Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted. Figures in US dollars (US$ or USD) for 1Q24 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.718. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit and adjustments.

1Q24 Consolidated Financial Highlights

●	Consolidated Revenue increased 20% YoY to S/1,076 million driven by growth across all geographic markets

●	Gross Profit of S/414 million, up 26% YoY

●	Operating Profit of S/182 million, up 26% YoY

●	Adjusted EBITDA increased 14% YoY to S/241 million

●	Adjusted EBITDA Margin of 22.4%, down 1.2 p.p. YoY, but up 1.5. p.p. QoQ

●	Adjusted Net Income increased to S/22 million, up from breakeven in 1Q23

●	Leverage ratio improved 0.17x QoQ and 0.52x YoY to 4.29x

Message from Auna’s Executive Chairman and President

“Guided by strong leadership in our clinical, technology and business teams across Auna, our regional, horizontally and vertically integrated healthcare platform delivered strong results in the first quarter. Our 20% consolidated revenue growth was the main driver of the 26% YoY increase in our operating profit and 14% increase in Adjusted EBITDA.

Importantly, Peru reached our target Adjusted EBITDA of 20%. As our continued success in Peru makes clear, we are capable of generating substantial returns as our capacity utilization rises. This strengthens our conviction in Mexico, where we are committed to deploying the same integrated business model. Accordingly, we continue to invest in bringing our operations in Monterrey up to AunaWay standards and in hiring top talent, both essential to expanding our high-complexity services and ramping up capacity utilization in Monterrey’s fast-growing market. Our recent performance at our OCA network in Monterrey is encouraging, with Adjusted EBITDA increasing 34% versus Q423 in local currency. We are also investing in the planned launch of OncoMexico later this year, with the intention of fully leveraging the nationwide insurance license and extensive distribution network that we gained through the acquisition of Dentegra last year.

As we continue to build our capabilities in Mexico, we expect returns to strengthen in the latter half of the year, giving us the ability to improve our financial position by reducing absolute debt levels and our leverage ratio.

To expand on our outlook for the remainder of 2024, we expect Adjusted EBITDA to increase 20% or more versus 2023. We remain confident in our ability to disrupt, modernize and integrate healthcare in Spanish Speaking Latin America, delivering strong value creation for Auna’s stakeholders. Of course, that would not be possible without the many doctors, nurses, technicians, managers and other colleagues dedicated to our mission of transforming healthcare in the region.”

Key Financial and Operating Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'24 (USD)				Δ 1Q'24 vs
Key Financial Metrics		1Q'24	4Q'23	1Q'23	4Q'23	1Q'23

Healthcare Services Mexico	83	308	284	271	9%	14%
Healthcare Services Colombia	94	349	335	252	4%	38%
Healthcare Services Peru & Oncosalud	113	419	402	371	4%	13%
Healthcare Services Peru	65	241	225	212	7%	14%
Oncosalud	68	253	244	221	4%	15%
Holding and Eliminations	(20)	(76)	(67)	(62)	13%	22%
Total Revenue	289	1,076	1,021	894	5%	20%
Cost of sales and services	(178)	(662)	(645)	(566)	3%	17%
Gross Profit	111	414	376	328	10%	26%
Gross Margin		38.5%	36.8%	36.7%	1.6 p.p.	1.8 p.p.
SG&A	(66)	(244)	(235)	(190)	4%	29%
Operating Profit	49	182	130	145	40%	26%
Operating Margin		16.9%	12.7%	16.2%	4.2 p.p.	0.7 p.p.
Net Finance costs	(45)	(168)	(302)	(122)	-44%	38%
Net Income (Loss)	(2)	(8)	(219)	0
Healthcare Services Mexico	28	104	82	113	26%	-8%
Healthcare Services Colombia	13	50	58	36	-14%	40%
HC Serv. Peru & Oncosalud	24	85	72	61	19%	40%
Healthcare Services Peru	10	37	17	22	113%	70%
Oncosalud	13	48	55	39	-12%	24%
Holding & Eliminations	1	2	1	2
Adjusted EBITDA	65	241	213	211	13%	14%
Adjusted EBITDA Margin		22.4%	20.9%	23.6%	1.5 p.p.	-1.2 p.p.
Leverage Ratio		4.29x	4.46x	4.80x	-0.17x	-0.52x
Adjusted Net Income (Loss)	6	22	(6)	1
Basic and Diluted Earnings per Share		(0.28)	(4.81)	(0.09)
Adjusted Basic and Diluted Earnings per Share		0.36	(0.08)	(0.08)

Key Operating Metrics
Healthcare Services
Total bed capacity		2,199	2,199	2,192	0%	0%
Occupancy (total capacity)		65%	64%	63%	1.3 p.p.	2.5 p.p.
Average revenue per patient	787	2,928	3,317	2,374	-12%	23%
Healthcare Plans
Plan memberships		1,237	1,271	1,171	-3%	6%
Average monthly revenue per plan member	16.0	59.3	58.3	57.6	2%	3%
MLR		55.1%	53.8%	53.3%	1.3 p.p.	1.8 p.p.
Oncological Plans		51.5%	50.6%	52.1%	0.9 p.p.	-0.6 p.p.

2024 Financial Guidance

Guidance: For full-year 2024, the Company expects consolidated Adjusted EBITDA to increase at least 20% YoY on an FX-neutral basis.

Assumptions: Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Disclaimer: The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form F-1 filed with the United States Securities and Exchange Commission (the “SEC”). Reconciliations of forward-looking non-IFRS measures, specifically the 2024 EBITDA guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected EBITDA to projected net income without unreasonable effort. The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Overview of 1Q24 Results

Factors Impacting YoY Comparability

The following factors should be considered when comparing Auna′s 1Q24 financial and operating results with those of 1Q23:

●	1Q24 results were impacted by the Easter holiday occurring in March versus in April last year and by two medical conventions in Mexico that took place in February versus in May and July last year and that were attended by some Auna cardiology and traumatology physicians, thus resulting in fewer related services being delivered in the quarter;

●	Since Auna acquired OCA in Monterrey in 4Q22, 1Q23 did not include all costs and expenses related to bringing OCA up to the operating and administrative standards of the AunaWay. 1Q24 SG&A reflects a normalized level of expenses for the current business than 2023, thus impacting the YoY comparison in Mexico, and;

●	In connection with bringing OCA up to Auna’s reporting standards, certain headcount costs in Mexico were reclassified from Cost of sales and services (“COGS”) to Selling and administrative expenses (“SG&A”) starting in 2Q23.

Consolidated revenues increased 20% YoY to S/1,076 million, or 11% FXN. In Mexico, revenue increased 5% in FXN, reflecting 5% growth in the number of patients treated. In Colombia, revenue increased 15% in FXN, reflecting a prioritization of higher-margin oncology services, resulting in a 22% increase in average ticket. Overall, the growth was mainly driven by very strong performance of the Peruvian Healthcare Services and Oncosalud segments, which reported revenue increases of 14% and 15%, respectively. The performance of Peruvian Healthcare Services reflects the ramp-up of facilities, including expansions at Vallesur, Delgado and the organic development of Clínica Chiclayo, an increased focus on high-complexity services, and the rebalancing of medical specialties across Auna’s facilities, while Oncosalud saw a 6% increase in healthcare plan members and a 3.5% increase in average ticket per oncological membership.

Cost of Sales and Services increased S/96 million, or 17%, YoY to S/662 million. 1Q24 includes headcount reclassifications and depreciation effects in Mexico; excluding these effects and the FX impact, the increase would have been 12% FXN, in line with FXN revenue growth. Growth in costs supported a higher volume of high-complexity treatments in the Colombia and Peru Healthcare networks, and in Oncosalud, as well as salary adjustments to Auna’s staff in Mexico.

Gross profit increased 26% YoY to S/414 million, with a 38.5% gross margin.

Selling, General & Administrative expenses were S/244 million, an increase of 29% YoY. SG&A represented 23% of consolidated revenues versus 21% in 1Q23. The increase in SG&A partially reflects the abovementioned headcount reclassification from cost of sales and services. When excluding this reclassification and adjusting for FX impact, SG&A increased 15% FXN YoY. The remaining increase was mainly due to the expansion of regional capabilities to deliver strategic growth in the medium to long term. Over the past year, Auna completed its transition to a regional structure, focused both on strategic long-term capabilities in Healthcare Services and Access (our healthcare plans) as well as on regional, commercial and operational capabilities. This transition, coupled with building local, operating and administrative capabilities in Mexico, is necessary to fully implement the AunaWay in order to reach the standards required to deliver sustainable and profitable growth.

Operating Profit was S/182 million, an increase of 26% YoY and 39% QoQ primarily the result of strong revenue growth in the Peru and Colombia segments and supporting variable costs related to a greater mix of high-complexity services and expenses related to the implementation of strategic capabilities in Mexico.

Net finance cost increased 38% YoY, or S/46 million, to S/168 million.

In December 2023, the refinancing process not only generated extraordinary impacts, as a result of prepayments, but also non-cash mark-to-market impacts of a USD/MXN derivative no longer necessary, given the change from USD to direct local funding in MXN, going from USD 396.5 million to USD 125 million by 4Q 2023, and to US$30 million by 1Q 2024.

In 4Q23, these extraordinary impacts totaled S/216 million and were related to pre-payment fees, transaction costs and mark-to-market derivative valuations.

For 1Q24, net finance cost increased 38% YoY, or S/46 million, to S/168 million, and included an additional non-cash extraordinary financial cost of S/30 million related to the mark-to-market of the above-mentioned derivative. Excluding this non-cash extraordinary item, net interest cost was S/ 138 million.

Net Income (loss) reflected a loss for 1Q24 of S/8 million, compared to a Net Loss of S/219 million in 4Q23 and breakeven in 1Q23. Operating profit of S/182 million, which increased 26% YoY, or S/37 million, was offset by a Net Finance cost of S/168 million and S/25 million in Income taxes. However, when adjusted for the above-mentioned S/30 million non-cash impact related to the derivative associated with the 2028 Notes, 1Q24 Adjusted Net Income was S/22 million, versus a loss of S/6 million in 4Q23 and breakeven in 1Q23. This marked the first time Auna achieved positive Adjusted Net Income. On a per share basis, 1Q24 Net Income (loss) was a loss of S/0.28, and Adjusted Net Income was a gain S/0.36 based on a weighted average number of outstanding shares of 47,214,280.

Adjusted EBITDA increased S/30 million, or 14%, YoY to S/241 million, or 7% FXN, with a margin of 22.4% and including a strong 33.6% Adjusted EBITDA margin in Mexico. Compared to 4Q23, Adjusted EBITDA grew S/28 million, or 13%, or 11% FXN. Adjusted EBITDA was partially impacted by increases in SG&A expenses related to the above-mentioned investments in long-term regional and local capabilities.

In Mexico, the Adjusted EBITDA of Auna’s Healthcare Services business in Monterrey increased 34% vs. 4Q23, while decreasing 10% versus 1Q23, both in local currency terms. Occupancy levels remained stable, while the number of patients treated and emergency treatments increased during the quarter. The decrease in Adjusted EBITDA was partially due to the above-mentioned increase in SG&A expenses related to bringing the Mexico operations up to AunaWay standards.

In Colombia, Adjusted EBITDA grew 16% YoY in local currency, due to solid revenue growth, while the margin remained steady YoY at 14%.

In Peru, Adjusted EBITDA increased 40% YoY, with the margin expanding 4 p.p. to 20.4% in 1Q24. The increase was primarily due to sustained plan membership growth, effective pricing strategies for plan memberships and healthcare services, as well as a more profitable mix of services focused on high-complexity cases. In conjunction with this growth, disciplined payroll expense management, more efficient member acquisition costs, as well as stability in Peru’s oncology MLR also contributed to improved profitability.

Performance by Segment

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency)

Auna′s operations in Mexico accounted for 29% of consolidated revenues and 43% of Adjusted EBITDA. These include: i) Healthcare Services, which consists of medical services within Auna’s network of high-complexity hospitals; and ii) Dentegra, the dental and vision plans business that is not core to Auna’s strategy.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q24 vs 1Q'23
Healthcare Services Mexico Key Operating Metrics		1Q'24 (USD)	1Q'24	1Q'23	As Reported	Local Currency
Beds	#	-	708	708	0%	-
Patients treated	# (000)	-	23	22	-71%	-
Average revenue per patient		3,202	11,904	11,261	-9%	-2%
Emergency treatments	# (000)	-	10	8	-74%	-
Occupancy (total capacity)%		-	41%	41%	-1.5 p.p.	-
Key Financial Metrics
Revenue		83	308	271	9%	5%
- Healthcare Services		74	276	249	9%	2%
- Dentegra		9	33	22	7%	38%
Segment Adjusted EBITDA		28	104	113	26%	-15%
Segment Adjusted EBITDA margin	%	0	33.6%	41.7%	4.7 p.p.	-8.0 p.p.

Healthcare Services in Monterrey

Revenue

Revenue in our OCA Healthcare Network in Monterrey increased 2% YoY. The growth was primarily driven by an increase in patients and in emergency cases, the latter being an important entry door for converting these patients into a health journey with Auna. The revenue growth was partially offset by a 2% decrease in average revenue per patient, due to a shift in the mix of services during the quarter.

Auna remains focused on increasing growth and profitability in Mexico by increasing the levels of complexity in the mix of services delivered and by raising occupancy levels across the Monterrey network.  The initiatives have two parallel streams.  First, the physician relationship and incentive model that focuses on recruiting top doctors in high-complexity specialties, and on retaining current doctors, and improving their productivity by offering competitive incentives, such as attractive compensation, performance rewards, access to Aunaˈs research and innovation platform, administrative benefits, and free consultation offices.  Second, Auna has developed tailor-made products and programs to increase referrals to its network from insurance companies, B2B and Brokers and from out-of-pocket payors. These include packages and bundles that direct a larger portion of their patient portfolio to Auna.

The above initiatives are expected to have a greater impact on Mexico′s revenue and profitability in the second half of 2024 and 2025.

Adjusted EBITDA

Adjusted EBITDA from Healthcare Services in Mexico decreased 10% YoY, mainly due to an increase in SG&A resulting from the above-mentioned implementation of regional and local administrative capabilities in Mexico, both necessary to operate within Auna standards. By contrast, these expenses are fully comparable to 4Q 2023, with 1Q24 Adjusted EBITDA increasing 34% versus 4Q23 and the margin increasing 7.6 p.p., from 28.4% to 36.0%.

●	COGS: Decreased 11% YoY, mainly due to i) a decrease in depreciation of medical equipment related to a one-time accounting increase of depreciation expenses in 1Q23 resulting from acquiring OCA; ii) a decrease in certain payroll expenses due to the above-mentioned reclassification from COGS to SG&A expenses, specifically in Mexico, starting in 2Q23, and; iii) partially offset by an increase in payroll expenses related to aligning payroll benefits received by OCA medical staff, which was implemented in the second quarter of 2023.

●	SG&A: Increased 87% YoY. However, when adjusting for the impact of the above-mentioned reclassification of certain headcount costs from COGS to SG&A in 2Q23, the increase would have been 33%. This increase was mainly due to an increase in payroll expenses to strengthen the organizational structure, establishing the necessary regional capabilities to deliver growth and the scale that results in regional synergies in the short to medium term, as well as to strengthen the administrative structure in Mexico.

Dentegra

Revenue

Dentegra’s revenue increased 38% YoY and represented less than 4% of Auna′s consolidated revenues in 1Q24. Although Dentegra is growing quickly and is very profitable, it is relatively small and is not core to Auna’s strategy.

Adjusted EBITDA

Adjusted EBITDA from Healthcare Plans in Mexico decreased 62% YoY, related to the standardization of accounting to Auna′s standards, and which were not fully implemented until the third quarter of 2023; excluding the effects of standardization, Adjusted EBITDA growth would have been 15% YoY.

HEALTHCARE SERVICES COLOMBIA

(variance explanations are in local currency)

Auna′s operations in Colombia accounted for 32% of consolidated revenues and 21% of Adjusted EBITDA. These consist of Healthcare services delivered within Auna’s network of hospitals, clinics and laboratories in Colombia.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q24 vs 1Q'23
Healthcare Services Colombia Key Operating Metrics		1Q'24 (USD)	1Q'24	1Q'23	As Reported	Local Currency
Beds	#		1,116	1,109	1%	-
Patients treated	# (000)		144	152	-5%	-
Average revenue per patient		650	2,417	1,656	46%	22%
Outpatient consultations	# (000)		67	58	16%	-
Emergency treatments	# (000)		36	39	-6%	-
Occupancy (total capacity)%			79%	74%	4.6 p.p	-
Key Financial Metrics
Revenue		94	349	252	38%	16%
Segment Adjusted EBITDA		13	50	36	40%	17%
Segment Adjusted EBITDA margin	%		14.2%	14.1%	0.1 p.p.	0.1 p.p.

Revenue

Revenue increased 16% YoY. This growth was primarily driven by a 22% increase in average revenue per patient, due to a change in the services mix, with a higher participation of oncology services and a decrease in certain ambulatory services, as well as to the closing of in-home hospitalization services during the second half of 2023. The latter also resulted in a 5% decrease in patients versus 1Q 2023.

Adjusted EBITDA

Adjusted EBITDA from Healthcare Services in Colombia increased 17% YoY. The Adjusted EBITDA Margin for the period remained steady versus 1Q23, at 14%.

●	COGS: A 19% YoY increase, mainly due to i) increases in variable costs related to the revenue growth, and ii) the above-mentioned change in the mix of services, which also resulted in a 2 p.p. decrease in gross margin.

●	SG&A: remained unchanged versus Q1 2023, in local currency, offsetting the impact of COGS on Adjusted EBITDA margin.

OVERVIEW OF PERU OPERATIONS: HEALTCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s operations in Peru accounted for 39% of consolidated revenues and 36% of Adjusted EBITDA. These include: i) Oncosalud Peru, which comprises prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer; and ii) Healthcare services, consisting of a network of hospitals, clinics, diagnostic imaging centers and clinical laboratories in Peru.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q'24 vs
Healthcare Services Peru and Oncosalud Key Financial Metrics		1Q'24 (USD)	1Q'24	1Q'23	4Q'23	1Q'23
Revenue		113	419	371	4%	13%
Healthcare Services Peru		65	241	212	7%	14%
Oncosalud Peru		68	253	221	4%	15%
Holding and Eliminations			-76	-62	13%	22%
Consolidated Peru Adj. EBITDA		23	85	61	19%	40%
Healthcare Services Peru		10	37	22	113%	70%
Oncosalud Peru		13	48	39	-12%	24%
Consolidated Peru Adj. EBITDA margin	%		20.4%	16.4%	2.5 p.p.	4.0 p.p.

Consolidated Revenue from Peru increased S/48 million, or 13%, YoY to S/419 million. This increase was partly due to a 6% increase in the number of plan memberships in the Healthcare Plans segment, as well as a greater focus on high-complexity services, a ramp-up in growth, and significant improvements in no-show metrics in Healthcare Services.

Consolidated Adjusted EBITDA in Peru increased S/24 million, or 40%, YoY to S/85 million, with the corresponding margin expanding approximately 4 p.p. to 20.4%. Since 2021, Auna has implemented several measures to improve the profitability of its operations in Peru, which continue to positively impact performance, including reaching a 20% EBITDA Margin in 1Q24. This reflects sustained growth in plan memberships, a sustained ramp-up of healthcare facilities, a focus on high-complexity services, and an effective pricing strategy across services and segments. In addition to revenue growth, dilution of fixed costs and SG&A has been achieved through a rigorous efficiency program.

Healthcare Services Peru

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru Key Operating Metrics		1Q'24 (USD)	1Q'24	1Q'23	Δ 1Q24 vs 1Q'23
Beds	#		375	375	0%
Patients treated	# (000)		128	126	2%
Average revenue per patient		506	1,880	1,682	12%
Outpatient consultations	# (000)	56	207	205	1%
Emergency treatments	# (000)	10	39	38	3%
Occupancy (total capacity)%			70%	68%	2.0 p.p.
Key Financial Metrics
Revenue		65	241	212	14%
External revenues		47	174	159	9%
Intercompany revenue		18	67	53	26%
Segment Adjusted EBITDA		10	37	22	70%
Segment Adjusted EBITDA margin	%		15.4%	10.3%	5.1 p.p.

Revenue

Revenues for the Healthcare Services segment in Peru increased S/29 million, or 14%, YoY to S/241 million, mainly supported by the 12% increase in revenue per patient, consistent with i) our high complexity strategy, which focuses on assigning more capacity on high-complexity cases at medical facilities that have these capabilities, such as Clínica Delgado; ii) an improved specialty and service mix across Auna’s network, and; iii) price adjustments to our Healthcare Plans.

In addition, Auna’s network grew strongly compared to 1Q23 across different services, with revenues from emergency, outpatient consultations and surgery growing the most. This is a result of effectively leveraging Auna’s different facilities in which the Company has invested strategically to build, as in the case of Clínica Chiclayo, and to expand, as in the case with Clínica Vallesur, as well as the expansion of the emergency area of Clínica Delgado, which now has 13 more available boxes than in 1Q23.

Hospitalization services revenue also increased, as a result of consolidated occupancy growth from 68% to 70%, aligned with an improved referral strategy within the hospitals in Auna’snetwork, whereby specialty and general healthcare services are delivered by the most efficient Auna facility.

Adjusted EBITDA

Adjusted EBITDA for the Healthcare Services segment in Peru increased S/15 million, or 70%, to S/37 million. Approximately half of the growth in Adjusted EBITDA was due to a price adjustment between Healthcare Plans and Healthcare Services as a result of Auna adjusting its own healthcare plans to the same pricing as the highest payor into the Company’s healthcare network in Peru. The other half of the growth in Adjusted EBITDA was a result of the above-mentioned ramp up of hospitals, the focus on high complexity services, and the efficiency gains related to COGS and SG&A.

●	A 5% increase in COGS, slightly above inflation and well below sales growth, was achieved as a result of medical payroll growing only slightly more than inflation, due to a rigorous control of filling vacant positions, while salary increases were generally limited. In addition, Auna continued to leverage its scale and renegotiate third-party costs, controlling supplier price increases and capturing efficiencies.

●	An 11% increase in SG&A expenses was within plan to support Auna′s revenue growth.

Healthcare Plans Peru - Oncosalud

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Plans Peru Key Operating Metrics		1Q'24 (USD)	1Q'24	1Q'23	Δ 1Q24 vs 1Q'23
Plan memberships	# (000)		1,237	1,171	6%
Oncological plans	# (000)		968	933	4%
General Plans	# (000)		90	61	49%
Low cost	# (000)		179	177	1%
Average monthly revenue per plan membership		15.95	59.32	57.64	3%
Preventive check-ups	# (000)		27	35	-22%
Patients treated	# (000)		31	30	6%
MLR	%		55.1%	53.3%	1.8 p.p.
Oncological Plans	%		51.5%	52.1%	-0.6 p.p.
Key Operating Metrics
Revenue		68	253	221	15%
External revenues		66	245	212	16%
Intercompany revenue		2	9	9	-3%
Segment Adjusted EBITDA		13	48	39	24%
Segment Adjusted EBITDA margin	%		19.0%	17.7%	1.3 p.p.

Revenue

Third-party revenue from Healthcare Plans in Peru increased S/33 million, or 16%, YoY to S/245 million. Total revenue was S/253 million, an increase of S/33 million, or 15%. This increase was primarily driven by i) a 27% increase in third-party revenue from Oncosalud’s integrated hospitals, which included co-payments, non-covered expenses and medical investigation grants from some laboratories; ii) a 3% increase in average revenue per plan member, and; iii) a 6% increase in the number of plan members. Additionally, Auna’s Guardia Civil Clinic saw an increase in high-complexity services, such as Trauma and Neurology, which have a higher ticket, resulting in a larger stream of transversal services and more hospital surgeries overall. The oncological MLR remained relatively flat at 51.5% in 1Q24.

Adjusted EBITDA

Adjusted EBITDA from Oncosalud Healthcare Plans in Peru increased S/9 million, or 24%, YoY to S/48 million. The increase was mainly due to a reduction in the SG&A / Revenue ratio, from 32% in Q1 2023 to 29% in Q1 2024, which resulted from revenue growth and lower acquisition costs for new plan members.

●	COGS: Increased 18% YoY. This increase, which was only slightly higher than the increase in revenues, was mainly due to intercompany price increases - in line with market prices - for Auna healthcare services provided to Oncosalud members in Q4 2023. Despite the price increases, total gross margin remained unchanged, reflecting the stability of the Company′s MLR for oncological plans.

●	SG&A: Increased 4% YoY, in line with inflation and below revenue growth, due to efficiencies in sales channels, as well as deliberately slower growth in pure general healthcare plans following price increases.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'24 (USD)	1Q'24	4Q'23	1Q'23	Δ 1Q'24 vs
					4Q'23	1Q'23
Gross Debt	1,030	3,829	3,762	3,531	2%	8%
Short term debt	124	460	385	2,242	19%	-79%
Long term debt	906	3,369	3,376	1,289	0%	161%
(+) Lease Liabilities	41	152	158	160	-4%	-5%
(-) Cash and cash equivalents / marketable securities	84	313	241	265	30%	18%
Net Debt	986	3,667	3,679	3,425	-0.3%	7.1%
Leverage Ratio		4.29x	4.46x	4.80x	-0.17x	-0.52x

Gross Debt at the close of 1Q24 had increased S/290 million, or 8%, YoY to S/3,829 million, mainly due to: i) a S/236 million increase in debt related to two refinancing activities during the last year, including prepayment penalties, transaction fees, exchange premiums, and FX variations, and; ii) a S/30 million increase in short-term debt to fund working capital needs, in line with Auna’s growth. Compared to 4Q23, gross debt increased S/61 million, or 2%, mainly due to an FX effect of S/30 million, and to the recording of S/27 million in accrued interest associated with Auna’s 2029 bond.

Debt Leverage decreased to 4.29x at the end of 1Q24 from 4.46x at year-end 2023 and 4.80x at 1Q23, consistent with the Company's deleveraging plan that includes reaching a leverage target of less than 3.0x. Compared to debt leverage at the time of the OCA acquisition in October 2022, Auna has delivered (on a proforma basis) a deleveraging of approximately one turn of EBITDA.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,829	0	460	470	364	514	1,026	995
Financial Leases	71	0	21	18	13	5	5	9
Operating Leases	81	81	0	0	0	0	0	0
Total Debt	3,980	81	480	487	377	519	1,032	1,004

As of 1Q24. Excludes interest. Reflects figures post-refinancing. Y1 = April 2024 to March 2025, Y2 = April 2025 to March 2026, Y3 = April 2026 to March 2027, Y4 = April 2027 to March 2028, Y5 = April 2028 to March 2029, and Y6+ = April 2029 to September 2035.

Cashflow

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q'24 (USD)	1Q'24	1Q'23	Δ 1Q'24 vs 1Q'23
Net cash from operating activities	42	154	151	2%
Net cash used in investing activities	(8)	(31)	(80)	-61%
Net cash used in from financing activities	(16)	(59)	(15)	296%
Net increase in cash and cash equivalents	17	64	56	14%
Cash and cash equivalents at January 1	65	241	209	16%
Exchange difference on cash and cash equivalents for the period	2	8	0	-
Cash and cash equivalents at the end of the period	84	313	265	18%

Cash Conversion Cycle

	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24
Days Sales Outstanding	73	79	84	83	86
Days Inventory Outstanding	60	56	58	63	64
Days Payable Outstanding	101	104	107	117	119
Cash Conversion Cycle	33	31	35	28	31

*Measured on an average basis according to last twelve months results.

Net cash from operating activities was stable in 1Q24, increasing 2.0% to S/154 million from S/151 million in 1Q23, mainly due to a higher contribution from Auna’s Peruvian operations. Operating cash flow was impacted by a S/13 million increase in tax payments, in Peru, that resulted from lower available tax credits versus 1Q23.

Net cash from investing activities in 1Q24 was S/31 million, a 61% decrease YoY, as 1Q23 included S/60 million invested for the acquisition of Dentegra, the purpose of which was to obtain a nationwide license to launch OncoMexico. The increase in investments during 1Q24 amounted to S/11 million, mainly for maintenance CapEx in Mexico and Colombia, and for costs related to a number of smaller growth projects implemented at the end of 2023, such as the expansion of Clínica Delgado’s emergency area.

Net cash used in financing activities in 1Q24 decreased S/44 million versus 1Q23, mainly due to i) an increase in interest payments (S/106 million in 1Q 2024 versus S/70 million in 1Q23), which included transaction costs related to the December 2023 refinancing, and; ii) lower short-term debt financing (S/162 million in 1Q24 versus S/229 million in 1Q23) for working capital purposes.

Capital Expenditures

Capital expenditures in 1Q24 were S/25.8 million, 34.1% of which was for remodeling and maintenance of Auna facilities, 31.9% for medical equipment, furniture and vehicles, and 34.1% for intangibles, mainly software.

Recent Events

Auna’s IPO

On March 22, 2024, the Company’s ordinary shares began trading on the New York Stock Exchange under the ticker “AUNA”. A total of US$360 million in gross proceeds was raised by issuing 30 million class A shares at a price of US$12.00 per share. Net proceeds totaled US$336.5 million after assuming all payments related to the transaction. Auna was the first

Latin American healthcare services company to list in the US and the first healthcare IPO in Spanish Speaking Latin America since 2018. The majority of the proceeds were used to repurchase the 21.2% stake in Auna Salud sold at the time of the OCA acquisition.

Subsequent Events

Continuous Flow of Payments to Healthcare Services Colombia

Following the April 2 and 3, 2024 assumption by the Colombian healthcare services regulator of the administrative control of certain health insurance providers that were not complying with certain technical ratios, Auna has continued to receive payments from the Colombian agency tasked with managing funds contributed to the public healthcare system, Administradora de los Recursos del Sistema General de Seguridad Social en Salud (“ADRES”). Collections in April were consistent with the months prior to the administrative interventions.

Furthermore, on April 17, 2024, the Colombian government issued a decree establishing the conditions for the direct transfer of resources (from ADRES). With this decree, the government is guaranteeing a greater flow of resources into the General Health Social Security System.

This measure allows ADRES to channel payments from two of Auna’s main payors, Nueva EPS and SURA, directly to Auna. This measure will be gradually implemented, to the benefit of Auna, during the 2Q24.

Leadership and Board Updates

As Auna continues to reinforce its efforts to deliver short- and medium-term growth, while accelerating the profitability and efficiencies of its regional operations, the Company has further strengthened its leadership structure by appointing Marco Roca, previously Executive VP of Operations, to the newly established role of Executive Vice President of Commercial Management and Growth (effective May 16, 2024), to focus on driving commercial results and delivering profitable growth.

In turn, Rayet Harb, joined Auna on May 16, 2024, as Vice President of Operations. Mrs. Harb is a seasoned executive with over 20 years of healthcare experience in leadership roles. Before joining Auna, she was CEO of Steward Health Colombia and prior to that COO of Patria Health Colombia.

In addition to these leadership changes, Anasofía Sanchez has resigned from Auna′s Board of Directors to pursue new professional challenges that limited her ability to continue serving as a director. Auna wishes her luck in her new endeavors.

Conference Call Details

When: 5:00 p.m. Eastern time, May 22nd, 2024

Who: Mr. Suso Zamora, Executive Chairman of the Board and President

Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President

Miss Ana Maria Mora, Head of Investor Relations

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

Definitions and Concepts

“EPS” and “EPSs”: Refers to Entidades Proveedoras de Salud in Peru or Entidades Promotoras de Salud in Colombia, as the context requires. EPSs in Peru are private health insurance companies that provide EPS plans, a type of private insurance plan funded through a percentage of contributions to Seguro Social de Salud del Perú (“EsSalud”), the social security regime in Peru. EPSs in Colombia are institutions responsible for collecting and managing funds contributed to the social security system in Colombia by employers and employees and for providing the general and mandatory health insurance plans in Colombia.

Medical Loss Ratio: MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans. We believe that MLR is an important measure of our operating performance in our healthcare coverage business as it is an indicator of the percentage of payments under our oncology plans that is used for medical treatment as compared to administrative costs and is widely used in the healthcare industry as a measure of operating efficiency.

Rounding: Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures that precede them.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, FX Neutral, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Leverage Ratio because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) for the period plus income tax expense, net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) for the period plus income tax expense, net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities and stock-based consideration.

(Figures in million Soles and thousand US Dollars, unless expressed otherwise)

					Δ 1Q'24 vs
	1Q'24 (USD)	1Q'24	4Q'23	1Q'23	4Q'23	1Q'23
Profit (Loss) before Tax	4	16	(170)	24	-	-
(+) Net Finance Cost	45	168	302	122	-44%	38%
(+) Depreciation and Amortization	15	56	56	65	1%	-13%
(=) EBITDA	65	241	188	210	28%	14%
(+) Adjustments	0.2	0.7	25.1	0.6
Pre-operating expenses		0.4	0.1	0.0
Business development expenses		0.0	0.0	0.6
Change in fair value of earn-out liabilities		0.0	21.4	0.0
Stock-based consideration		0.3	3.7	0.0
(=) Adjusted EBITDA	65	241	213	211	13%	14%
Adjusted EBITDA Margin		22.4%	20.9%	23.6%	1.5 p.p.	-1.2 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors

EBITDA adjustments for 1Q24 include S/297 thousand for Pre-operating expenses in Mexico and S/371 thousand in Holdings and Eliminations. In 4Q23, adjustments include S/21.4 thousand in Change in fair value of earn out liabilities in Colombia and S/3.7 in Holdings and Eliminations. In 1Q23, adjustments of S/.6 thousand at the Consolidated level in business development expenses.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in million Soles and thousand US Dollars, unless expressed otherwise)

	1Q'24 (USD)	1Q'24	4Q'23	1Q'23
Net Income (Loss)	(2)	(8)	(219)	0
(+) Pre-operating expenses	0.1	0.4	0.1	0.0
(+) Business development expenses	0.0	0.0	0.0	0.6
(+) Change in fair value of earn-out liabilities	0.0	0.0	21.4	0.0
(+) Stock-based consideration	0.1	0.3	3.7	0.0
(+) Non-cash and extraordinary financial costs	8.0	29.6	215.5	0.0
(+) Allocated tax effects	(0.1)	(0.2)	(27)	(0)
(=) Adjusted Net Income	6	22	(6)	1

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors.

(e) Non-cash and extraordinary financial costs include; 1) one-time extraordinary costs of refinancing activities; ii) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and iii) non-cash effects related to early extinguishment of financings.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of ordinary shares outstanding during the year, which excludes treasury shares.

	1Q'24 (USD)	1Q'24	4Q'23	1Q'23
Net Income (Loss)	(2)	(8)	(219)	0
Income (Loss) attributable to Owner of the company	-3.6	-13	-211	-4
Weighted average number of ordinary shares at March 31		47.2	43.9	43.9
Basic and Diluted Earnings per Share	-0.08	(0.28)	(4.81)	(0.09)
Adjusted Net Income (Loss)	24	88	73	62
Income (Loss) attributable to owners of Adjusted Net Income	4.5	16.8	(3.7)	(3.5)
Weighted average number of ordinary shares at March 31		47.2	43.9	43.9
Adjusted Basic and Diluted Earnings per Share	0.10	0.36	(0.08)	(0.08)

Leverage Ratio: We calculate Leverage Ratio as (i)(x) current and non-current loans and borrowings plus (y) current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

	1Q'24	4Q'23	1Q'23
Current and non-current loans & borrowings	3,829	3,762	3,531
Current and non-current lease liabilities	152	158	160
Cash and cash equivalents	313	241	265
Net Debt	3,667	3,678	3,425
Adj. EBITDA LTM	855	825	713
Leverage Ratio	4.29x	4.46x	4.80x

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2023 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended March 31, 2023 (MXN 4.8836 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2023 (COP 1,244.2163 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended March 31, 2024 (MXN 4.5188 to PEN 1.00 / COP 1,041.3466 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,”or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our expected 2024 Adjusted EBITDA growth, the expected impact on revenues and profitability of certain initiatives we are pursuing in Mexico and our target leverage level. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form F-1 filing with the U.S. Securities and Exchange Commission.

About AUNA

Auna is a Latin American healthcare company with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of March 31st, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,308 beds, and 1.3 million healthcare plans.

For more information visit www.aunainvestors.com

IR Contact

Email: contact@aunainvestors.com

– Financial Tables Follow –

Balance Sheet

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-24 (USD)	Mar-24	Dec-23	Δ Mar-24 vs Dec-23
Assets
Current assets
Cash and cash equivalents	84	313	241	72
Trade accounts receivable	253	941	861	80
Other assets	51	189	223	(34)
Inventories	34	127	131	(4)
Derivative financial instruments	0	0	1	(1)
Other investments	27	99	93	6
Total current assets	449	1,669	1,549	119
Non-current assets
Trade accounts receivable	0	1	0	0
Other assets	6	22	22	1
Investments in associates and joint venture	5	20	21	(0)
Property furniture and equipment	699	2,597	2,573	24
Intangible assets	856	3,183	3,129	54
Right-of-use assets	36	134	139	(6)
Investment properties	2	7	7	0
Derivative financial instruments	21	78	81	(3)
Deferred tax assets	51	189	167	22
Other investments	0	0	0	0
Total non-current assets	1,676	6,232	6,140	91
Total assets	2,125	7,900	7,690	211
Liabilities
Current liabilities
Loans and borrowings	124	460	385	74
Lease liabilities	9	32	32	(0)
Trade accounts payable	217	805	749	56
Other accounts payable	138	514	464	51
Provisions	5	19	19	(1)
Insurance contract liabilities	14	51	40	11
Deferred income	0	0	0	(0)
Total current liabilities	506	1,881	1,689	192
Non-current liabilities
Loans and borrowings	906	3,369	3,376	(7)
Lease liabilities	32	120	126	(6)
Trade accounts payable	1	4	4	0
Other accounts payable	72	267	221	46
Deferred tax liabilities	124	460	496	(36)
Deferred income	0	0	0	(0)
Total non-current liabilities	1,135	4,220	4,224	(4)
Total liabilities	1,641	6,101	5,913	188
Equity	484	1,800	1,777	23
Total liabilities and equity	2,125	7,900	7,689	211

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 1Q'24 vs
	1Q'24 (USD)	1Q'24	4Q'23	1Q'23	4Q'23	1Q'23
Revenue
Healthcare Services Mexico	83	308	284	271	9%	14%
Healthcare Services Colombia	94	349	335	252	4%	38%
Healthcare Services Peru & Oncosalud	113	419	402	371	4%	13%
- Healthcare Services Peru	65	241	225	212	7%	14%
- Oncosalud	68	253	244	221	4%	15%
- Holding and eliminations	(20)	(76)	(67)	(62)	13%	22%
Total Revenue	289	1,076	1,021	894	5%	20%
Cost of sales and services	(178)	(662)	(645)	(566)	3%	17%
Gross profit	111	414	376	328	10%	26%
Gross margin		38.5%	36.8%	36.7%	1.7 p.p.	1.8 p.p.
Selling expenses	(14)	(53)	(42)	(46)	26%	17%
Administrative expenses	(51)	(191)	(193)	(144)	-1%	33%
(Loss) reversal for impairment of trade receivables	0	0	(2)	(1)	-	-
Other income and expenses, net	3	11	(8)	8	-	-
Operating profit	49	182	130	145	39%	26%
Finance income	2	9	39	18	-78%	-51%
Finance costs	(48)	(177)	(340)	(139)	-48%	27%
Net finance cost	(45)	(168)	(302)	(122)	-44%	38%
Share of profit of equity accounted investees	1	2	1	1	53%	93%
Profit (loss) before tax	4	16	(170)	24	-	-33%
Income tax expense (benefit)	(7)	(25)	(50)	(24)	-51%	2%
Net Income (Loss)	-2	(8)	(219)	0	-	-
Adjusted EBITDA
Healthcare Services Mexico	28	104	82	113	26%	-8%
Healthcare Services Colombia	13	50	58	36	-14%	40%
Healthcare Services Peru & Oncosalud	23	85	72	61	19%	40%
- Healthcare Services Peru	10	37	17	22	113%	70%
- Oncosalud	13	48	55	39	-12%	24%
Holding & Eliminations	1	2	1	2
Total Adjusted EBITDA	65	241	213	211	13%	14%
Healthcare Services Mexico		33.6%	29.0%	41.7%	4.7 p.p.	-8.0 p.p.
Healthcare Services Colombia		14.2%	17.3%	14.1%	-3.0 p.p.	0.1 p.p.
Healthcare Services Peru & Oncosalud		20.4%	17.9%	16.4%	2.5 p.p.	4.0 p.p.
- Healthcare Services Peru		15.4%	7.7%	10.3%	7.7 p.p.	5.1 p.p.
- Oncosalud		19.0%	22.4%	17.7%	-3.3 p.p.	1.3 p.p.
Adjusted EBITDA Margin		22.4%	20.9%	23.6%	1.5 p.p.	-1.2 p.p.

Statement of Cash Flows

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Mar-24 (USD)	Mar-24	Mar-23	Δ Mar-24 vs Mar-23
Cash flows from operating activities
(Loss) profit for the period	(2)	(8)	0	(8)
Adjustments for:
Depreciation	8	30	40	(10)
Depreciation of right-of-use assets	2	7	6	1
Amortization	5	20	19	1
(Gain) loss for Impairment of inventories	(0)	(1)	0	(1)
(Gain) loss for impairment of trade receivables	(0)	(0)	1	(1)
Share of profit of equity-accounted investees	(1)	(2)	(1)	(1)
Technical provisions and other provisions	0	0	1	(0)
Finance income	(2)	(9)	(18)	9
Finance costs	48	177	139	37
Income tax expense	7	25	24	0
Net changes in assets and liabilities
Trade accounts receivable and other assets	(29)	(109)	(91)	(18)
Inventories	2	6	(6)	12
Trade accounts payable and other accounts payable	14	52	42	11
Provisions	(0)	(1)	(3)	2
Insurance contract liabilities	3	11	5	6
Cash generated from operating activities	53	197	158	39
Income tax paid	(13)	(47)	(10)	(37)
Interest received	1	5	4	1
Net cash from operating activities	42	154	151	3
Cash flows from investing activities
Acquisition of subsidiary net of cash acquired	-	-	(60)	60
Purchase of properties furniture and equipment	(5)	(18)	(20)	1
Proceeds from sale of property furniture and equipment	(0)	(0)	-	(0)
Purchase of intangibles	(2)	(8)	(5)	(3)
Purchase of other investments net of sales	(1)	(4)	(6)	1
Payment for contingent consideration	-	-	(1)	1
Proceeds from advance payment for purchase of shares	-	-	12	(12)
Net cash used in investing activities	(8)	(31)	(80)	49
Financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	341	1,268	-	1,268
Payments of initial public offering costs	(2)	(6)	-	(6)
Proceeds from loans and borrowings	43	162	229	(68)
Payment for loans and borrowings	(44)	(164)	(164)	1
Payment for lease liabilities	(3)	(11)	(10)	(1)
Payment for costs of extinguishment of debt	(4)	(16)	-	(16)
Payment for derivatives premiums	(0)	(1)	-	(1)
Interest paid	(24)	(88)	(70)	(19)
Acquisition of non-controlling interest	(324)	(1,203)	-	(1,203)
Net cash used in financing activities	(16)	(59)	(15)	(44)
Net increase in cash and cash equivalents	17	64	56	8
Cash and cash equivalents at January 1	65	241	209	32
Exchange difference on cash and cash equivalents for the period	2	8	0	8
Cash and cash equivalents at the end of the period	84	313	265	48

Key Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Revenue
Oncosalud Peru	196	199	204	215	221	230	237	244	253
Healthcare Services Peru	168	179	193	190	212	217	230	225	241
Healthcare Services Colombia	166	239	254	237	252	282	324	335	349
Healthcare Services Mexico	0	0	0	216	271	281	294	284	308
Holding and eliminations	(46)	(52)	(54)	(54)	(62)	(64)	(69)	(67)	(76)
Total revenue from contracts with customers	484	566	597	804	894	946	1,015	1,021	1,076
Cost of sales and services	(309)	(358)	(380)	(525)	(566)	(586)	(643)	(645)	(662)
Gross profit	175	208	217	279	328	360	372	376	414
Selling expenses	(43)	(45)	(44)	(39)	(46)	(51)	(55)	(42)	(53)
Administrative expenses	(95)	(115)	(114)	(153)	(144)	(191)	(177)	(193)	(191)
Impairment losses on trade receivables	1	1	1	(2)	(1)	(2)	(1)	(2)	0
Other expenses	(0)	0	0	(1)	0	0	0	(21)	0
Other income	2	9	5	6	8	20	10	13	11
Operating profit	40	59	66	90	145	136	149	130	182
Finance income	7	1	1	(2)	18	33	3	39	9
Finance costs	(33)	(73)	(83)	(124)	(139)	(129)	(175)	(340)	(177)
Net finance cost	(25)	(72)	(82)	(126)	(122)	(96)	(172)	(302)	(168)
Share of profit of equity-accounted investees	1	1	1	1	1	2	2	1	2
Profit (loss) before tax	15	(12)	(16)	(36)	24	42	(20)	(170)	16
Income tax (expense) benefit	(4)	(5)	17	(37)	(24)	(19)	3	(50)	(25)
Net Income	12	(17)	1	(73)	0	23	(18)	(219)	(8)
EBITDA	62	86	98	155	210	194	210	188	241
Adjustments
Net Income	12	(17)	1	(73)	0	23	(18)	(219)	(8)
Income tax expense	4	5	(17)	37	24	19	(3)	50	25
Net finance cost	25	72	82	126	122	96	172	302	168
Depreciation and amortization	22	25	32	64	65	56	59	56	56
Pre-operating expenses	0	9	4	21	0	0	1	0	0
Business development expenses	1	1	1	1	1	0	0	0	0
Change in fair value of earn-out liabilities	0	0	0	0	0	(4)	0	21	0
Stock-based consideration	0	0	0	0	0	0	0	4	0
Adjusted EBITDA	63	95	103	177	211	190	211	213	241

Key Operating Metrics

	Three months ended March 31st,
	1Q'24	1Q'23	% Change
Oncosalud Peru
Plan memberships (1) (2)	1,236,543	1,171,332	5.6%
Average monthly revenue per plan member (3)	S/ 59.32	S/ 57.64	2.9%
Preventive check-ups	26,829	34,601	-22.5%
Patients treated (4)	31,438	29,652	6.0%
Medical loss ratio (5)	55.1%	53.3%	1.8 p.p

Healthcare Services
Total bed capacity (1)	2,199	2,192	0.3%
Patients treated (6)	295,646	300,497	-1.6%
Average revenue per patient	S/2,928	S/2,374	23.3%
Outpatient consultations (7)	274,103	262,854	4.3%
Emergency treatments	84,869	83,871	1.2%
Days hospitalized (8)	130,503	125,082	4.3%
Surgeries (9)	21,913	21,893	0.1%
Occupancy (total capacity) (10)	65.0%	62.5%	2.5 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of March 31st, 2024, we had 1,140,071 active members and 96,472 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

5)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

6)	Number of individual patients that received healthcare treatment during the period, which may include multiple instances of treatment per plan member.

7)	We do not perform outpatient consultation in our Auna Mexico network. We lease medical office space at our facilities in our Auna Mexico network to third-party physicians, which perform outpatient consultations.

8)	Total number of days in which any of our beds had a hospitalized patient during the period.

9)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

10)	Utilization is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.

Debt by Type and Currency

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Consolidated Debt by Type

	S/	USD	%
Term Loan	2,069	556	52%
Senior Notes	1,184	318	30%
Short Term Debt	344	92	9%
Long term Debt	232	62	6%
Financial Leases	71	19	2%
Operating Leases	81	22	2%
Total	3,980	1,071	100%
Figures in USD are presented for indicative purposes.

Consolidated Debt by Currency

	S/	USD	%
USD	1,808	486	45%
MXN	1,512	407	38%
PEN	331	89	8%
COP	330	89	8%
Total	3,980	1,071	100%
Figures in USD are presented for indicative purposes.